Exhibit 8.1

List of Significant Subsidiaries

	Subsidiaries	Place of Incorporation
1.	ECMOHO (Hong Kong) Health Technology Limited	Hong Kong
2.	ECMOHO (Hong Kong) Limited	Hong Kong
3.	ECMOHO Co., Ltd.	Korea
4.	Yiling (Shanghai) Information Technology Co., Ltd.	PRC
5.	Import-It Corp.	BVI
6.	Yipinda (Shanghai) Health Technology Co., Ltd.	PRC
7.	Shanghai ECMOHO Health Biotechnology Co, Ltd.	PRC
8.	Shanghai Ranyao Marketing Technology Co., Ltd.	PRC
9.	Jianyikang Health Technology (Shanghai) Co., Ltd.	PRC
10.	Shanghai Tonggou Information Technology Co., Ltd.	PRC
11.	Hangzhou Duoduo Supply Chain Management Co., Ltd.	PRC
12.	Shanghai ECMOHO Health Technology Co., Ltd.	PRC
13.	Yijiasancan (Shanghai) E-commerce Co., Ltd.	PRC